EXHIBIT 99.1

Student Transportation Inc. Reports Fourth Quarter & Fiscal Year 2015 Results

Continues Growth and Industry Leadership in Safety, Service & Alternative Fuels

BARRIE, Ontario, Sept. 14, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc., ("STI" or the "Company") (TSX:STB) (NASDAQ:STB) today reported results for the fourth quarter and fiscal year ended June 30, 2015. All financial results are reported in U.S. dollars, except as otherwise noted.

"This was a pivotal year for us in many ways. While we had another stable and consistent year with our operations and financial results, we also paved the way for future improvements to drive new growth in revenues and earnings," said Denis J. Gallagher, STI Chairman and CEO. "Our revenue increased 13.3 percent, in the range we had indicated all year, and our Adjusted EBITDA* margin increased to 18.4 percent from 18.3 percent. Our total debt decreased by just under $70 million, our payout ratio continued trending lower to 71 percent, while our earnings per share and net income doubled."

Fourth quarter revenue and Adjusted EBITDA* were $152.5 million and $34.7 million, respectively, compared to $142.6 million and $33.2 million for the fourth quarter of fiscal 2014. Full year fiscal 2015 revenues increased to $554.8 million from $489.5 million in fiscal 2014 and Adjusted EBITDA* improved to $102.0 million from $89.4 million for the same period last year. Net income for fiscal year 2015 was $3.7 million or $0.04 per share compared to net income of $1.4 million or $0.02 per share for the prior fiscal year. The Company paid cash dividends of $33.7 million to shareholders during the 2015 fiscal year and on September 15, 2015 will pay its 128th consecutive monthly dividend.

"I'm pleased that we continue to grow and lead the industry in safety, service and innovation," stated Gallagher. "We are moving the industry to new, cleaner alternative fuels in and around our communities and schools. The investments we made this year by expanding our technology and innovation group will have a positive effect on improving our results in the future. We are increasing revenues per vehicle, lowering costs, reducing assets and building new asset light business all at the same time. The global lower-cost fuel environment also will contribute to the improvement in results that we are expecting. Most of our forward-looking improvements will come from these areas as we deploy new systems and on-board technologies. The impact these initiatives can have on improving our operating and financial results is most exciting."

During the fiscal year 2015 the Company repurchased and cancelled 161,415 common shares pursuant to its normal course issuer bid. The Company did recently amend the normal course issuer bid to increase the number of its common shares that can be acquired should it feel the trading price range remains below the intrinsic value of the shares based on the Company's strong fundamentals and business profile.

"We are already into the start of the new 2016 school and fiscal year. We have never been more confident in our business and our 14,000 employees. These are volatile times in the financial markets, but the fundamentals of our business remain strong and recession resistant. Kids are going to school and will continue to do so. We are approaching our 11th year as a public company proudly serving our communities with outstanding, safe service. We are building on our new vision and excited about the opportunities it will bring," Gallagher added.

Reconciliation of Net Income and Adjusted EBITDA *
	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Twelve Months Ended
	6/30/15	6/30/14	6/30/15	6/30/14

Net income	$ 6,980	$ 4,707	$ 3,655	$ 1,417

Add back:
Income tax expense (benefit)	1,934	1,973	84	(395)
Foreign currency loss (gain)	242	348	(136)	424
Other (income) expense, net	(736)	977	(3,481)	1,651
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(12)	(43)	(231)	(714)
Equity in net income of unconsolidated investment	(33)	--	(58)	--
Unrealized gain on foreign currency exchange contracts	(2,053)	(798)	(83)	(737)
Gain on bargain purchase of businesses acquired, net of tax	--	--	--	(2,762)
Non-cash stock compensation	--	--	4,170	3,942
Interest expense	4,247	4,562	17,412	16,641
Amortization expense	943	831	3,374	3,573
Depreciation and depletion expense	14,303	14,585	47,757	46,444
Operating lease expense	8,859	6,062	29,559	19,888
Adjusted EBITDA *	$ 34,674	$ 33,204	$ 102,022	$ 89,372

Results of Operations

	Three Months Ended		Twelve Months Ended
	June 30,		June 30,
	2015	2014	2015	2014

Revenues	$ 152,454	$ 142,567	$ 554,751	$ 489,499

Costs and expenses
Cost of operations	113,107	103,680	427,536	373,060
General and administrative	13,532	11,729	54,749	46,673
Non-cash stock compensation	--	--	4,170	3,942
Acquisition expense	--	16	3	282
Depreciation and depletion expense	14,303	14,585	47,757	46,444
Amortization expense	943	831	3,374	3,573
Total operating expenses	141,885	130,841	537,589	473,974
Income from operations	10,569	11,726	17,162	15,525
Interest expense	4,247	4,562	17,412	16,641
Foreign currency loss (gain)	242	348	(136)	424
Unrealized gain on foreign currency exchange contracts	(2,053)	(798)	(83)	(737)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(12)	(43)	(231)	(714)
Gain on bargain purchase of businesses acquired, net of tax	--	--	--	(2,762)
Other (income) expense, net	(736)	977	(3,481)	1,651
Income before income taxes and equity in net income of unconsolidated investment	8,881	6,680	3,681	1,022
Equity in net income of unconsolidated investment	33	--	58	--
Income tax expense (benefit)	1,934	1,973	84	(395)
Net income	$ 6,980	$ 4,707	$ 3,655	$ 1,417
Basic and diluted net income per common share	$ 0.07	$ 0.06	$ 0.04	$ 0.02

Conference Call & Live Webcast

Student Transportation Inc. will hold an analyst call and live audio webcast on Tuesday, September 15, 2015 at 11:00 a.m. (ET) to discuss its results for the fiscal year 2015 ended June 30, 2015. The call will be hosted by Denis Gallagher, Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors. The call can be accessed in the United States by dialing 1-877-561-2750 and International callers can access it by dialing 1-763-416-8565. The live audio webcast will be available at www.rideSTBus.com as will the rebroadcast for up to 30 days after the call.

Profile

Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Investor Contacts:

         Patrick J. Walker
         Executive Vice President & Chief Financial Officer
         Student Transportation Inc.

         Doug Coupe
         Director of Communications & Investor Relations
         843.884.2720
         dcoupe@ridesta.com